Exhibit (a)(1)(N)

Contacts:
Investors:	Media:
Risa Fisher	Kate Hahn
rfisher@webmd.net	khahn@webmd.net
212-624-3817	212-624-3760
WEBMD ANNOUNCES INCREASE IN PRICE TO $46.80 PER SHARE
IN PENDING TENDER OFFER FOR ITS COMMON STOCK
NEW YORK, NY (March 16, 2010) — WebMD Health Corp. (Nasdaq: WBMD) announced today that it is increasing the price in the pending tender offer for its common stock to $46.80 per share. The number of shares proposed to be purchased in the tender offer is, as previously announced, 5,800,000, representing approximately 11% of WebMD’s currently outstanding shares. The NASDAQ Official Closing Price of WebMD Common Stock on March 15, 2010 was $45.63 per share. The NASDAQ Official Closing Price of WebMD Common Stock on March 8, 2010, the day before WebMD originally announced its tender offer, was $43.78 per share.
The tender offer will expire, as previously announced, at 5:00 p.m., New York City time, on Thursday, April 8, 2010, unless extended by WebMD. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that is being distributed to stockholders.
On the terms and subject to the conditions of the tender offer, WebMD’s stockholders will have the opportunity to tender some or all of their shares at a price of $46.80 per share. If stockholders properly tender and do not properly withdraw more than 5,800,000 shares, WebMD will purchase shares tendered by those stockholders owning fewer than 100 shares, without pro ration, and all other shares tendered will be purchased on a pro rata basis, subject to the conditional tender offer provisions described in the Offer to Purchase that is being distributed to stockholders. Stockholders whose shares are purchased in the tender offer will be paid $46.80 per share, net in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer period.
Currently, WebMD has approximately $800 million in cash and investments. WebMD will use a portion of its cash and cash equivalents to fund the tender offer.
The Information Agent for the tender offer is Innisfree M&A Incorporated. The Depositary is American Stock Transfer & Trust Company, LLC. For questions and information, please call the Information Agent toll free at 1-888-750-5834.
None of WebMD, its Board of Directors, the Information Agent or the Depositary is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must make their own decisions as to how many shares they will tender, if any. In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.
THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF WEBMD HEALTH CORP.

COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS, AND ANY SUPPLEMENTS THERETO, THAT WEBMD DISTRIBUTED OR WILL SHORTLY BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS, AND ANY SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS, AND ANY SUPPLEMENTS THERETO, THAT WEBMD HAS FILED OR WILL SHORTLY BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV OR BY CALLING INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT 1-888-750-5834. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.
About WebMD
WebMD Health Corp. (Nasdaq: WBMD) is the leading provider of health information services, serving consumers, physicians, healthcare professionals, employers and health plans through our public and private online portals and health-focused publications.
The WebMD Health Network includes WebMD Health, Medscape, MedicineNet, eMedicine, eMedicine Health, RxList, theHeart.org, and drugs.com.
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All statements contained in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the healthcare, Internet and information technology industries; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

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